# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Angel Studios, Inc., CIK 0001865200
CUSIP: 034948109
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 95 W Center Street, Provo, Utah (UT), 84601
Date of event which requires filing of this statement: 09/10/2025
Filed by CIK 0002020176
Persons authorized to receive notices and communications: Neal Harmon, 95 W Center Street, Provo, Utah (UT), 84601, (760) 933-8437

## Reporting persons
- Neal Harmon (CIK 0002020176): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 22,389,906; shared voting power 0; sole dispositive power 22,389,906; shared dispositive power 0; aggregate amount beneficially owned 22,389,906 (18.3% of the class)
  Comment: Includes (i) 26,495 shares of Class A Common Stock owned by Mr. Harmon directly, (ii) 22,032,683 shares of Class B Common Stock owned by Mr. Harmon directly which are convertible into Class A Common Stock on a one-to-one basis at the option of Mr. Harmon and (iii) vested stock incentive options exercisable for 330,728 shares of Class B Common Stock that Mr. Harmon has the right to acquire within 60 days of September 11, 2025, which are convertible for Class A Common Stock on a one-to-one basis at the option of Mr. Harmon.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Angel Studios, Inc.
Address of issuer's principal executive offices: 95 W Center Street, Provo, Utah (UT), 84601
Comment: This Statement relates to the Class A common stock, par value $0.0001 (the "Common Stock") Angel Studios, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 295 W Center St., Provo, UT 84601.

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by Neal Harmon (the "Reporting Person").
Residence or business address: The business address of the Reporting Person is 295 W Center St., Provo, UT 84601.
Present principal occupation or employment: The Reporting Person is the Chief Executive Officer and Chairman of the board of directors of the Issuer. The business address of the Reporting Person is 295 W Center St., Provo, UT 84601.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
All of the Common Stock to which this Schedule 13D relates were purchased by the Reporting Person using the Reporting Person's available funds or granted to the Reporting Person as founder's shares. The 22,389,906 shares of Common Stock held by the Reporting Person, which includes the Reporting Person's Class B Common Stock convertible for Class A Common Stock on a one-for-one basis, and reported herein were acquired as follows: (i) on July 15, 2024, the Reporting Person was granted 26,454 shares for a consideration of $70,105.12 as compensation for his service in lieu of a portion of his salary; (ii) on June 8, 2021, the Reporting Person purchased 64 shares for consideration of $106.80 pursuant to a Regulation CF offering and (iii) the Issuer granted the Reporting Person 22,363,388 shares of Class A Common Stock as founder's shares.

Such shares of Common Stock owned by the Reporting Person were acquired prior to September 10, 2025 (the "Closing Date" of the previously reported Business Combination, and such shares, the "Angel Legacy Shares"), and in connection therewith, on the Closing Date, each Angel Legacy Share was converted into its Corresponding Class of Common Stock. As used herein, "Corresponding Class" refers to: (i) for Angel Legacy Class A common stock, Class A Common Stock; (ii) for Angel Legacy Class B common stock, Class B Common Stock; (iii) for Angel Legacy Class C common stock, Class A Common Stock; and (iv) for Angel Legacy Class F common stock, Class B Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person owns the Common Stock for investment purposes and to incentivize him in connection with his employment with the Issuer.

In his capacity as Chief Executive Officer and member of the board of directors of the Issuer, the Reporting Person intends to continue taking an active role in the Issuer's management. Also, subject to applicable approvals from board of directors of the Issuer or a committee thereof, as applicable, the Reporting Person may receive additional securities of the Issuer in connection with the Issuer's equity incentive and compensation plans. The Reporting Person may also, from time to time, sell or transfer securities of the Issuer in connection with sell-to-cover transactions to satisfy tax withholding obligations. The Reporting Person has not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Common Stock reported herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses to this Item 5 and the information on the cover page are based on 99,910,315 shares of Common Stock outstanding as of September 11, 2025 and 22,363,411 shares of Class B Common Stock held by the Reporting Person, which are convertible for Class A Common Stock on a one-for-one basis, as reported in the Issuer's Registration Statement on Form S-1 filed with the U.S. Securities and Exchange Commission on September 16, 2025.

The information set forth in Items 2, 3 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

The Reporting Person may be deemed to have, in the aggregate, beneficial ownership of 22,389,906 shares of Common Stock, which represents approximately 18.3% of the Issuer's outstanding Common Stock, which includes the Reporting Person's Class B Common Stock convertible for shares of Common Stock on a one-for-one basis.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any securities of the Issuer he does not directly own. The Reporting Person specifically disclaims beneficial ownership of the securities of the Issuer reported herein except to the extent the Reporting Person actually exercises voting or dispositive power with respect to such securities.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person may be deemed to have, in the aggregate, beneficial ownership of 22,389,906 shares of Common Stock, which represents approximately 18.3% of the Issuer's outstanding Common Stock, which includes the Reporting Person's Class B Common Stock convertible for shares of Common Stock on a one-for-one basis.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any securities of the Issuer he does not directly own. The Reporting Person specifically disclaims beneficial ownership of the securities of the Issuer reported herein except to the extent the Reporting Person actually exercises voting or dispositive power with respect to such securities.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions of the Class A Common Shares during the 60 days preceding the date of this report, except as described in Item 3 of this Schedule 13D which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the Common Stock beneficially held by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On the Closing Date. the Reporting Person entered into a lock-up agreement (the "Lock-Up Agreement") with the Issuer, pursuant to which the Reporting Person agreed to restrictions on transfer for up to one year following the Closing Date with respect to the Lock-Up Shares (as defined in the Lock-Up Agreement), which lock-up, subject to certain exceptions, will end on the earlier of (i) the date that is one year after the Closing Date and (ii) (a) for 33% of the Lock-Up Shares held by each of the parties thereto (and their respective permitted transferees), the date which the last reported sale price of Common Stock equals or exceeds $12.50 per share (subject to adjustment) for any 20 trading days within any 30-trading day period commencing at least 30 days after the Closing Date and (b) for an additional 50% of the Lock-Up Shares held by each of the parties thereto (and their respective permitted transferees), the date which the last reported sale price of the Common Stock equals or exceeds $15.00 per share (subject to adjustment) for any 20 trading days within any 30-trading day period commencing at least 30 days after the Closing Date.

The summary of the Lock-Up Agreement in Item 6 of this Schedule 13D is qualified in its entirety by reference to the full text of such agreement, which is incorporated herein by reference as Exhibit 99.1, and a form of which is filed as Exhibit 4.1 to the Issuer's Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on September 16, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Form of Lock-Up Agreement (incorporated herein by reference to Exhibit 4.1 to the Issuer's Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on September 16, 2025).

## Signatures
- Neal Harmon: /s/ Neal Harmon, Chief Executive Officer (09/17/2025)